Inergy Midstream, L.P.

Two Brush Creek Boulevard, Suite 200

Kansas City, Missouri 64112

(816) 842-8181

Via EDGAR

June 12, 2013

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Inergy Midstream, L .P.

Registration Statement on Form S-4

Filed May 29, 2013

File No. 333-188930

Ladies and Gentlemen:

Set forth below is the response of Inergy Midstream, L.P. (“NRGM”) to oral comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone conversation had on June 3, 2013, with respect to NRGM’s Registration Statement on Form S-4 (the “Registration Statement”), File No. 333-188930, filed with the Commission on May 29, 2013. NRGM’s response set forth below is connection with the Staff’s oral request that NRGM outline its analysis in determining that it complies with the requirements of the Staff Bulletin (as defined below) in connection with a proposed distribution of NRGM common units.

Overview

On May 6, 2013, Inergy, L.P. (“NRGY”) announced that it had declared the distribution on a pro rata basis to NRGY unitholders of record on June 14, 2013 of all of the 56,398,707 common units (the “Spin-Off Units”) of NRGM held by NRGY. The distribution of the Spin-Off Units is expected to be approximately 0.4321 NRGM common units for each NRGY limited partner unit outstanding on the record date. The Spin-Off Units will be distributed by NRGY to its unitholders on a pro rata basis without any consideration being paid by them. On the distribution date, NRGY will deliver the Spin-Off Units to a transfer agent for transfer and distribution to NRGY’s unitholders of record as of the close of business on the record date. The distribution of the Spin-Off Units is expected to occur on June 18, 2013.

NRGY is also a party to a Contribution Agreement, dated as of May 5, 2013, with Inergy GP, LLC, Crestwood Gas Services Holdings LLC (“Crestwood Gas Holdings”) and Crestwood Holdings LLC (“Crestwood Holdings”). Pursuant to the Contribution Agreement, Crestwood Gas Holdings has agreed to contribute (the “Contribution”) all of its interests (the “CMLP GP Interests”) in Crestwood Gas Services GP LLC, which serves as the general partner of Crestwood Midstream Partners LP (“CMLP”) and owns all of the incentive distribution rights and general partner units of CMLP, to NRGY in exchange for 35,103,113 common units of NRGY and 4,387,889 subordinated units of NRGY (collectively, the “Contribution Consideration”). The closing of the Contribution, including the issuance of the Contribution Consideration, is expected to occur on June 19, 2013. However, the closing of the Contribution is conditioned on, among other things, the irrevocable deposit no later than one business day prior to the closing date of the Contribution Agreement by NRGY to NRGY’s transfer agent, as paying agent, of all of the Spin-Off Units for distribution to the holders of NRGY limited partner units as of the record date.

Staff Legal Bulletin No. 4 Analysis

The Commission has long held that a dividend of securities generally does not constitute a “sale” within the meaning of Section 2(a)(3) of the Securities Act because such dividend does not constitute a disposition “for value” within the meaning of that section. See Securities Act Release No. 929 (July 29, 1936). In Staff Legal Bulletin No. 4 dated September 16, 1997 (the “Staff Bulletin”), the Staff addresses concerns specific to spin-offs that would warrant registration under the Securities Act despite this basic policy. The Staff Bulletin states “a subsidiary must register a spin-off of shares under the Securities Act if the spin-off is a “sale” of the securities by the parent.” The policy aims for the adoption of the Staff Bulletin were to protect against disguised sales, inadequate public disclosure concerning issuers and anti-fraud violations. The Staff Bulletin sets out five conditions under which a spin-off does not constitute a sale and no Securities Act registration is required.

A.	General Test

The Staff Bulletin states that in a spin-off a subsidiary does not have to register its shares under the Securities Act if the following five conditions are met:

•	the parent shareholders do not provide consideration for the spun-off shares;

•	the spin-off is pro-rata to the parent shareholders;

•	the parent provides adequate information about the spin-off and the subsidiary to its shareholders;

•	the parent has a valid business purpose for the spin-off; and

•	if the parent spins-off “restricted securities,” it has held those securities for at least two years.

We respectfully submit that the distribution by NRGY of Spin-Off Units complies with the aforementioned requirements and does not violate the policy aims of the Staff Bulletin.

As detailed further below, the NRGY unitholders are not exchanging any consideration or other value for the Spin-Off Units. The NRGY unitholders are not making any investment decision with respect to the distribution by NRGY to them of the Spin-Off Units. Both NRGM and NRGY are reporting companies and accordingly adequate information about the spin-off and NRGM will be available to NRGY unitholders. NRGY has valid business purposes for the distribution and formed NRGM. NRGY respectfully submits that it should be permitted to complete the distribution without registration under the Securities Act as the distribution meets all of the preceding requirements of the Staff Bulletin and the facts and circumstances of the distribution do not give rise to any of the policy concerns expressed in the Staff Bulletin. A detailed analysis of the applicability of the Staff Bulletin’s five conditions to the distribution is set forth below.

B.	No Consideration for the NRGM Common Units

The purpose of the distribution is to distribute the ownership of the Spin-Off Units directly to the NRGY unitholders. The distribution does not require unitholder approval and the unitholders will receive a distribution, as a dividend, of 0.4321 NRGM common units for each Inergy limited partner unit outstanding on the record date. The Commission has taken the position that a dividend of securities generally does not constitute a “sale” within the meaning of Section 2(a)(3) of the Securities Act because such dividend does not constitute a disposition “for value” within the meaning of that section. See Securities Act Release No. 929 (July 29, 1936). The rationale for this position is that the recipient of a dividend of securities neither gives value for, nor makes an independent investment decision about, such securities and, therefore, does not need the protection afforded by the Securities Act. In light of the Commission’s position and its underlying rationale, NRGM believes that the distribution will involve neither an “offer” nor a “sale” of securities within the meaning of Section 2(a)(3) of the Securities Act because: (i) neither NRGY nor NRGM will receive any value from NRGY’s unitholders for the distribution of the Spin-Off Units; (ii) NRGY’s unitholders will receive the Spin-Off Units as a dividend without paying any consideration to NRGM or to NRGY; and (iii) NRGY’s unitholders will not make an independent investment decision about the Spin-Off Units. Accordingly, NRGM believes that the NRGY unitholders are not providing consideration for the Spin-Off Units in the distribution, and that the first condition of the Staff Bulletin is met.

C.	Pro-Rata to NRGY Unitholders

The distribution of the Spin-Off Units will be effected on a pro rata basis, in proportion to the ownership interest in NRGY of each of NRGY’s unitholders as of the record date.

Since the NRGM units owned by NRGY will be distributed pro-rata to the NRGY unitholders, all holders of NRGY common units as of the record date will have the same effective ownership interest in NRGM and NRGY both before and immediately after the distribution. In evaluating whether the pro rata condition of the Staff Bulletin is met, we believe that it is appropriate to consider the proportionate ownership interest in NRGM and NRGY of the NRGY unitholders as of the record date before and immediately after the distribution on June 18, without giving effect to issuance of the Contribution Consideration that is expected to occur on June 19, 2013. We believe this is appropriate because the Contribution Consideration will not be issued at the time of the distribution and as a result the holders of the Contribution

Consideration will not receive any NRGM units in the distribution. In fact, when negotiating the value of the Contribution Consideration, the parties determined that NRGY would acquire the CMLP GP Interests, including incentive distribution rights and general partner units in CMLP, debt-free from Crestwood Holdings in exchange for $450 million of NRGY units. The parties further determined that the $450 million of units would be valued based on an adjusted value for the NRGY units following the distribution of all the Spin-Off Units held by NRGY to existing NRGY unitholders prior to the closing of the Contribution. As a result, the adjusted value was calculated by deducting the fair market value of the Spin-Off Units from the enterprise value of NRGY prior to the distribution.

Because all holders of NRGY common units as of the record date will have the same effective ownership interest in NRGM and in NRGY both before and immediately after the distribution, the second condition of the Staff Bulletin is met.

D.	Adequate Information

Each of NRGY and NRGM (i) is a reporting company, (ii) has been subject to the reporting requirements of the Securities Exchange Act of 1934 (“Exchange Act”) for at least the last 90 days, and (iii) is current in its Exchange Act filings. NRGY has disclosed through a press release which has been filed as an exhibit to a Form 8-K certain information regarding the distribution, including the ratio used by NRGY to compute the number of Spin-Off Units that will be distributed per NRGY common unit, the treatment for fractional shares and will provide additional information regarding the expected tax consequences, if any, of the distribution. Therefore, there will be sufficient public information available after the distribution to enable the NRGY unitholders and others to make informed investment decisions about the Spin-Off Units on a going-forward basis, and the third condition of the Staff Bulletin is met.

E.	Valid Business Purpose

NRGY’s management has publicly disclosed its desire over time to transform NRGY into a “pure-play publicly traded general partner,” the primary assets of which would consist of NRGY’s ownership of the non-economic general partner interest and incentive distribution rights in NRGM. Consistent with this objective, in December 2012, NRGY management announced to the public its intention over time to (i) distribute its NRGM common units to its unitholders and (ii) contribute its remaining operating assets to NRGM. This announcement was made prior to any engagement with Crestwood and its representatives. NRGY’s management believes that the distribution will enhance the ability of both NRGY and NRGM to gain access to financing because the financial community will be able to focus separately on each of their respective businesses, which have different investment and business characteristics and different potentials for financial returns. In addition, NRGY believes that the distribution will allow those unitholders who wish to participate in NRGM’s midstream business to do so, while allowing those investors who do not have an interest in this business to monetize their proportionate interest by selling the NRGM common units they receive in the distribution. NRGM and NRGY therefore believe there are valid business purposes for the distribution. Therefore, the fourth condition of the Staff Bulletin is met.

F.	Holding Period for Restricted Securities

The Staff Bulletin expressed the view that the distribution of “restricted securities” – that is, securities acquired from an issuer or affiliate of the issuer of the securities in a private transaction (see Securities Act Rule 144(a)(3)) – would have to be registered unless the company conducting the spin-off held the restricted securities for two years. (Two years was the Rule 144 holding period at the time the Staff Bulletin was issued; presumably the period would be 12 months following the 2008 amendments to Rule 144.) The Staff Bulletin further made clear that shares issued in connection with the formation of a company were not subject to the two-year holding period:

This two-year holding period position does not apply where the parent formed the subsidiary being spun-off, rather than acquiring the business from a third-party.

NRGM was formed by NRGY as Inergy Midstream, LLC, a Delaware limited liability company, in September 2004 for the purpose of holding certain of NRGY’s midstream investments. On November 14, 2011, Inergy Midstream, LLC converted into a Delaware limited partnership and changed its name to Inergy Midstream, L.P. Because NRGY formed NRGM, rather than purchasing NRGM and its business from a third party, this final condition does not apply to the distribution of the Spin-Off Units.

IV.	Conclusion

The distribution does not constitute a “sale” under the Securities Act. The distribution will be effected for a valid business purpose and on a pro rata basis to all holders of NRGY limited partner units as of the record date and no holding period applies because NRGY formed NRGM. The unitholders of NRGY will provide no consideration for the distribution of the Spin-Off Units. NRGY and NRGM will provide information to the NRGY unitholders regarding NRGM and the distribution through their respective public filings with the Commission. Accordingly, NRGM and NRGY each believe that the distribution meets the conditions of the Staff Bulletin and the securities being distributed thereunder are not required to be registered under the Securities Act.

[Signature Page Follows.]

Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement to Gillian A. Hobson at Vinson & Elkins L.L.P. at (713) 758-3747 or to Julian J. Seiguer of Vinson & Elkins L.L.P. at (713) 758-2790.

Very truly yours,

INERGY MIDSTREAM, L.P.

By:	/s/ Michael J. Campbell
Name:	Michael J. Campbell
Title:	Senior Vice President and Chief Financial Officer

Enclosures

cc:	Laura L. Ozenberger, Inergy Midstream, L.P.

Michael K. Post, Inergy Midstream, L.P.

Gillian A. Hobson, Vinson & Elkins L.L.P.

Julian J. Seiguer, Vinson & Elkins L.L.P.